

July 9, 2012

Via E-mail
Yushan Wei
President, Chief Executive Officer and Chairman
GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

> **Re:** **GSP-2, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 26, 2012**
> **File No. 333-179225**

Dear Mr. Wei:

We have reviewed your responses to the comments in our letter dated May 18, 2012 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment 5 and reissue in part. Please refer to the last paragraph. Please revise to move the prospectus "Subject to Completion" legend to the prospectus cover page.

Selling Security Holders, page 11

2. We note that the beneficial ownership information has been provided as of May 3, 2012. Please revise to provide the beneficial ownership information as of the most recent practicable date.

Exhibit 10.28

3. Please refile a fair and accurate English translation of Exhibit 10.28. In this regard, we note that Exhibit 10.28 includes brackets and does not appear to be a fair and accurate English translation of the fully executed agreement. We also note that the English translation does not appear to be a complete copy of the fully executed agreement. In this regard, we note that Exhibit 10.28 references attachments which do not appear to have been included. Refer to Rule 403 of the Securities Act of 1933.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.